FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 22, 2009

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AUO Reports 3Q2009 Results”, dated October 22, 2009.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2009 Results”, dated October 22, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 22, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1.

News Release
AU Optronics Corp. Reports 3Q2009 Results

Issued by: AU Optronics Corp.
Issued on: October 22, 2009

Hsinchu, Taiwan, October 22, 2009 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for the third quarter ended September 30, 2009. The Company posted the third-quarter consolidated revenue of NT$111.2 billion (US$3.5 billion), net profit of NT$7.4 billion (US$ 232 million), and net profit attributable to equity holders of the parent company NT$7.3 billion (US$228 million). This represents an EPS of NT$ 0.84 per common share (US$ 0.26 per ADR unit).

For the first nine months of 2009, AUO reported consolidated revenues of NT$244.5 billion (US$7.6 billion), net loss of NT$ 19.4 billion (US$606 million), and EPS of -NT$2.26 per common share (-US$0.71 per ADR)

Third Quarter Result Highlights

•	Revenue of NT$111.2 billion, up 35% quarter-over-quarter
•	Net profit of NT$7.4 billion (EPS of NT$ 0.84 per common share)
•	Gross margin of 11.7%
•	Operating margin of 6.8%
•	EBITDA (*) margin of 27.9%

In the third quarter of 2009, AUO’s shipment of large-sized panels hit a record high of 26.7 million units, up 19.2% quarter-over-quarter. In terms of small- and -medium-sized panels, AUO’s shipments reached 64.8 million units, up 6.5% quarter-over-quarter. For the first nine months of 2009, AUO large-sized panels totaled 62.3 million units and small- and medium-sized panel grew substantially to 168.6 million units.

“Benefited from better market demand and higher panel prices, our operating results improved significantly from the previous quarter. Our gross margin and operating margins for the quarter improved substantially to 11.7% and 6.8%, respectively. EBITDA (*) margin for the quarter also rose to 27.9%, while the Inventory Turnover Days stay healthy at 35 days,“ said Mr. Andy Yang, Chief Financial Officer of AUO.

“We are glad that AUO has added its G8.5 capacity on time, and as a result we could increase our shipment of the large-sized TV panels remarkably. It proves that AUO has made the right investments in the right timing, enabling us to seize the growing market opportunities. This helped us to grow our market shares in China and emerging markets,” Andy added.

In terms of the fourth quarter outlook, although the IT panels are likely to see the seasonal slowdown, the demand for TV panels remains quite robust. Therefore, we expect our utilization rate could sustain in the fourth quarter. By September 2009, AUO's 8.5G production has ramped to 30,000 substrates per month, and is expected to expand to 40,000 substrates per month by end of this year.

(*) EBITDA=Operating Income +D&A

* Amounts converted by an exchange rate of NTD32.03:USD1 as of September 30, 2009.
* All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)

###
ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a worldwide top three manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$423.9 billion (US$12.9 billion) in sales revenue in 2008 and now houses a staff of more than 42,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 2Q2009 WW Large-Area TFT-LCD Shipment Report dated August 5, 2009. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2008 year end revenue converted by an exchange rate of NTD32.76:USD1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the worldwide top three manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 27th, 2009.

For more information, please contact:

Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

Item 2.

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                             AU Optronics Corp.
                Third Quarter 2009 Results Investors Conference
                               [GRAPHIC OMITTED]
                            2009 [GRAPHIC OMITTED]
                                 Oct 22, 2009

                                                  AUO Proprietary & Confidential

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                              Safe Harbor Notice

o   The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
    States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

o   Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

o   In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
    China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

o   Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

o   Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended
    December, 2008 filed with the United States Securities and Exchange
    Commission.

                                       2

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                                         Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

                                     ---------------    ---------------    -------   ----------------
                                         3Q'09(c)             2Q'09          QoQ%         3Q'08
                                     ---------------    ---------------    -------   ----------------
Net Sales                            111,243  100.0%    82,486   100.0%      34.9%   104,072   100.0%
Cost of Goods Sold                   (98,194) (88.3%)  (81,349)  (98.6%)     20.7%   (95,712)  (92.0%)
                                     ---------------    ---------------    -------   ----------------
Gross Profit                          13,049   11.7%     1,136     1.4%    1048.5%     8,360     8.0%
Operating Expenses                    (5,497)  (4.9%)   (5,603)   (6.8%)     (1.9%)   (5,677)   (5.5%)
                                     ---------------    ---------------    -------   ----------------
Operating Income (Loss)                7,551    6.8%    (4,467)   (5.4%)        -      2,683     2.6%
Net Non-operating Income (Expenses)     (299)  (0.3%)       38     0.0%         -     (1,239)   (1.2%)
                                     ---------------    ---------------    -------   ----------------
Income (Loss) before Tax               7,252    6.5%    (4,429)   (5.4%)        -      1,443     1.4%
                                     ---------------    ---------------    -------   ----------------
Net Income(Loss)                       7,420    6.7%    (6,599)   (8.0%)        -        860     0.8%
                                     ---------------    ---------------    -------   ----------------
Attributable to:
Equity holders of the parent company   7,299    6.6%    (6,811)   (8.3%)        -        806     0.8%
Minority interest                        121    0.1%       213     0.3%     (43.2%)       54     0.1%
                                     ---------------    ---------------    -------   ----------------
Net Income(Loss)                       7,420    6.7%    (6,599)   (8.0%)        -        860     0.8%
                                     ---------------    ---------------    -------   ----------------
Basic EPS (NT$)(a)                      0.84             (0.71)                 -       0.09
                                                                           -------
-----------------------------------------------------------------------------------------------------
Operating Income + D&A                30,985   27.9%    17,768    21.5%      74.4%    22,935    22.0%
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Unit Shipments (mn)(b)
Large Size Panels                       26.7             22.4                19.2%      20.7
Small & Medium Size Panels              64.8             60.8                 6.5%      61.1
-----------------------------------------------------------------------------------------------------
- Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,787m shares in 3Q09, 8,766m shares in 2Q09 and
    8,760m shares in 3Q08) by retroactively adjusting to stock dividend and stock bonus
(b) Large size refers to panels that are 10 inches and above (c) Effective
    3Q09, AUO's consolidated financial statement incorporated M.Setek
    Co., Ltd (M.Setek) and its affiliates , BVCH Optronics (Sichuan) Corp.
    (BVCH) and BriView Electronics(L) Corp. (BVLB) into consolidated entity

                                       3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                            Consolidated Balance Sheet Highlights
Amount : NT$ Million

                                   --------        -------       -------       --------
                                   3Q'09 (c)        2Q'09         QoQ %          3Q'08
                                   --------        -------       -------       --------
Cash & ST Investment                 58,818         66,837        (12.0%)        89,484
Inventory                            42,590         32,535         30.9%         39,889
Short Term Debt(a)                   51,628         45,430         13.6%         47,122
Long Term Debt                      124,104        133,670         (7.2%)       103,758
Equity                              286,723        274,934          4.3%        326,879
Total Assets                        612,830        571,166          7.3%        602,335
                                                                 -------
----------------------------------------------------------------------------------------
Inventory Turnover (Days)(b)             35             32                           40
Debt to Equity                        61.3%           65.1%                        46.2%
Net Debt to Equity                    40.8%           41.0%                        19.0%
----------------------------------------------------------------------------------------

- Unaudited, prepared by AUO on a consolidated basis

(a)  Short term debt refers to all interest bearing debt maturing within one year

(b)  Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

(c)  Effective 3Q09, AUO's consolidated financial statement incorporated
     M.Setek and its affiliates, BVCH and BVLB into consolidated entity

                                        4

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                       Consolidated Cash Flow Highlights

Amount: NT$ Million
                                   --------       --------      --------
                                   3Q'09(b)          2Q'09         QoQ
                                   --------       --------      --------
From Operating Activities           22,847         17,272         5,575
Net Income (Loss)                    7,420         (6,599)       14,018
Depreciation & Amortization         23,434         22,235         1,199
Net Change in Working Capital       (8,048)         1,212        (9,260)
-----------------------------      --------       --------      --------
From Investing Activities          (17,288)       (15,514)       (1,774)
Capital Expenditure                (14,797)       (13,107)       (1,690)
-----------------------------      --------       --------      --------
From Financing Activities          (13,594)           832       (14,426)
Net Change in Debt                 (10,640)          (496)      (10,144)
-----------------------------      --------       --------      --------
Net Change in Cash(a)               (7,673)         2,473       (10,146)
                                                                --------
- Unaudited, prepared by AUO on a consolidated basis

(a)  In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

(b)  Effective 3Q09, AUO's consolidated financial statement incorporated
     M.Setek and its affiliates, BVCH and BVLB into consolidated entity

                                       5

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                      Consolidated Revenues by Application

                               [GRAPHIC OMITTED]

                                       6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]
                           Large Panel - ASP by Unit

                               [GRAPHIC OMITTED]

                                       7
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                     Consolidated Shipments & ASP by Area

                               [GRAPHIC OMITTED]

                                       8

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                       Consolidated Small & Medium Panel
                             Shipments & Revenues

                               [GRAPHIC OMITTED]

                                       9

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                                Capacity by Fab

--------------------------------------------------------------------------------
  Fab            9/2009   12/2009 (F)      Major Products
               Capacity     Capacity
--------------------------------------------------------------------------------
L3 (G3.5)       130,000      130,000    Small/Medium           [GRAPHIC OMITTED]
----------------------------------------------------------
L3 (G3.5)   20,000 LTPS  20,000 LTPS    Small/Medium           [GRAPHIC OMITTED]
--------------------------------------------------------------------------------
L4 (G4.0)        60,000       60,000    Small/Medium           [GRAPHIC OMITTED]
--------------------------------------------------------------------------------
L5 (G5.0)       310,000      310,000    NB, Monitor            [GRAPHIC OMITTED]
--------------------------------------------------------------------------------
L6 (G6.0)       240,000      240,000    Monitor, TV, Public
                                         Info Display          [GRAPHIC OMITTED]
--------------------------------------------------------------
L7 (G7.5)        90,000      100,000    Monitor, TV, Public
                                          Info Display         [GRAPHIC OMITTED]
--------------------------------------------------------------------------------
L8 (G8.5)        30,000       40,000    TV, Public
                                          Info Display         [GRAPHIC OMITTED]
--------------------------------------------------------------------------------
- Capacity based on monthly glass substrate input

                                      10

--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                                  www.auo.com
                                  ir@auo.com

                                      11

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
September 30, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2009			September 30, 2008		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,830	58,607	9.6	88,853	14.8	(30,246)	(34.0)
Available-for-Sale Financial Assets - Current	7	211	0.0	632	0.1	(421)	(66.6)
Notes & Accounts Receivables	2,075	66,452	10.8	52,538	8.7	13,914	26.5
Other Current Financial Assets	66	2,118	0.3	4,346	0.7	(2,228)	(51.3)
Inventories	1,330	42,590	6.9	39,889	6.6	2,701	6.8
Other Current Assets	199	6,383	1.0	10,788	1.8	(4,405)	(40.8)
Total Current Assets	5,506	176,360	28.8	197,045	32.7	(20,685)	(10.5)

Long-term Investments	352	11,273	1.8	8,824	1.5	2,449	27.8
Fixed Assets	24,237	776,308	126.7	656,749	109.0	119,559	18.2
Less: Accumulated Depreciation	(11,715)	(375,238)	(61.2)	(283,680)	(47.1)	(91,558)	32.3
Net Fixed Assets	12,522	401,070	65.4	373,069	61.9	28,001	7.5

Other Assets	753	24,127	3.9	23,397	3.9	730	3.1
Total Assets	19,133	612,830	100.0	602,335	100.0	10,495	1.7
LIABILITIES
Short-term Borrowings	147	4,715	0.8	1,484	0.2	3,231	217.8
Accounts Payable	2,930	93,864	15.3	80,042	13.3	13,821	17.3
Current Installments of Long-term Borrowings	1,465	46,914	7.7	45,639	7.6	1,275	2.8
Current Financial Liabilities	9	297	0.0	420	0.1	(123)	(29.4)
Accrued Expense & Other Current Liabilities	573	18,352	3.0	28,710	4.8	(10,358)	(36.1)
Machinery and Equipment Payable	739	23,674	3.9	15,200	2.5	8,474	55.8
Total Current Liabilities	5,864	187,815	30.6	171,495	28.5	16,320	9.5
Long-term Borrowings	3,572	114,416	18.7	85,099	14.1	29,317	34.4
Bonds Payable	302	9,688	1.6	18,659	3.1	(8,971)	(48.1)
Non Current Financial Liabilities	20	633	0.1	101	0.0	533	529.6
Other Long-term Liabilities	423	13,555	2.2	102	0.0	13,453	13160.1
Total Long-term Liabilities	4,318	138,292	22.6	103,961	17.3	34,331	33.0

Total Liabilities	10,181	326,107	53.2	275,456	45.7	50,651	18.4
SHAREHOLDERS' EQUITY
Common Stock	2,756	88,270	14.4	85,055	14.1	3,215	3.8
Capital Collected In Advance	0	0	0.0	2	0.0	(2)	(100.0)
Capital Surplus	3,600	115,301	18.8	113,701	18.9	1,600	1.4
Retained Earnings	2,031	65,045	10.6	116,557	19.4	(51,512)	(44.2)
Cumulative Translation Adjustments	58	1,848	0.3	1,912	0.3	(64)	(3.4)
Unrealized Gain on Financial Products	10	335	0.1	262	0.0	74	28.1
Net loss not recognized as pension cost	(1)	(40)	0.0	0	0.0	(40)	－
Minority Interest	498	15,963	2.6	9,390	1.6	6,573	70.0
Total Shareholders' Equity	8,952	286,723	46.8	326,879	54.3	(40,156)	(12.3)
Total Liabilities & Shareholders' Equity	19,133	612,830	100.0	602,335	100.0	10,495	1.7

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2)Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.03 per USD as of September 30, 2009

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2009 and 2008 and June 30, 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2009		% of	3Q 2008	YoY	3Q 2009		% of	2Q 2009	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,473	111,243	100.0	104,072	6.9	3,473	111,243	100.0	82,486	34.9
Cost of Goods Sold	3,066	98,194	88.3	95,712	2.6	3,066	98,194	88.3	81,349	20.7
Gross Profit	407	13,049	11.7	8,360	56.1	407	13,049	11.7	1,136	1,048.5
Operating Expenses
SG&A	119	3,810	3.4	4,418	(13.8)	119	3,810	3.4	4,053	(6.0)
R&D	53	1,688	1.5	1,260	34.0	53	1,688	1.5	1,550	8.9
	172	5,497	4.9	5,677	(3.2)	172	5,497	4.9	5,603	(1.9)
Operating Income (Loss)	236	7,551	6.8	2,683	181.5	236	7,551	6.8	(4,467)	－
Net Non-Operating Income (Expenses)	(9)	(299)	(0.3)	(1,239)	(75.9)	(9)	(299)	(0.3)	38	－
Income (Loss) before Income Tax	226	7,252	6.5	1,443	402.5	226	7,252	6.5	(4,429)	－
Income Tax Benefit (Expense)	5	168	0.2	(584)	－	5	168	0.2	(2,170)	－
Net Income (Loss)	232	7,420	6.7	860	763.2	232	7,420	6.7	(6,599)	－
Attributable to:
Equity Holders of The Parent Company	228	7,299	6.6	806	805.9	228	7,299	6.6	(6,811)	－
Minority Interest	4	121	0.1	54	124.4	4	121	0.1	213	(43.2)
Net Income (Loss)	232	7,420	6.7	860	763.2	232	7,420	6.7	(6,599)	－
Basic Earnings Per Share	0.03	0.84		0.09		0.03	0.84		(0.71)
Basic Earnings Per ADR(3)	0.26	8.38		0.92		0.26	8.38		(7.06)
Weighted-Average Shares Outstanding ('M)		8,787		8,760			8,787		8,766

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.03 per USD as of September 30, 2009
(3)1 ADR equals 10 common shares

AU OPTRONICS CORP. CONSOLIDATED STATEMENT OF CASH FLOW For the Period Ended September 30, 2009 and 2008 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))
	Nine Months 2009		Nine Months 2008
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income(Loss)	(606)	(19,395)	48,237
Depreciation & Amortization	2,084	66,764	60,038
Investment Loss(Gain) under Equity Method	(1)	(27)	76
Changes in Working Capital	(789)	(25,262)	5,846
Changes in Others	(16)	(512)	3,962
Net Cash Provided by Operating Activities	673	21,569	118,160
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,416)	(45,365)	(67,434)
Proceeds from Disposal of Property, Plant and Equipment	3	107	65
Increase in Long-term Investments	(177)	(5,666)	(2,531)
Proceeds from Disposal of Long-term Investments and AFS Investments	27	854	270
Increase in Restricted Cash in Banks	(0)	(4)	0
Increase in Deferred Assets and Intangible Assets	(27)	(861)	(919)
Increase in Other Assets	(13)	(408)	(98)
Net Cash Used in Investing Activities	(1,603)	(51,344)	(70,647)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(85)	(2,711)	1,347
Increase(Decrease) in Guarantee Deposits	(0)	(4)	8
Increase(Decrease) in Long-term Borrowings and Bonds Payable	262	8,396	(28,532)
Directors' and Supervisors' Remuneration and Employees' Compensation	(29)	(919)	(1,763)
Cash Dividends	(80)	(2,552)	(19,671)
Employee Stock Options Exercised	0	0	27
Change in Minority Interest	76	2,429	(56)
Net Cash Provided(Used) by Financing Activities	145	4,640	(48,640)
Cash Proceeds from M.Setek Acquisition	32	1,025	0
Effect of Exchange Rate Changes on Cash	(22)	(718)	91
Net Decrease in Cash and Cash Equivalents	(775)	(24,828)	(1,037)
Cash and Cash Equivalents at Beginning of Period	2,605	83,435	89,890
Cash and Cash Equivalents at End of Period	1,830	58,607	88,853

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.03 per USD as of September 30, 2009

AU OPTRONICS CORP. UNCONSOLIDATED BALANCE SHEET September 30, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )
	September 30, 2009			September 30, 2008		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,151	36,879	6.8	77,605	13.7	(40,726)	(52.5)
Available-for-Sale Financial Assets - Current	7	211	0.0	632	0.1	(421)	(66.6)
Notes & Accounts Receivables	1,980	63,406	11.7	52,663	9.3	10,743	20.4
Other Current Financial Assets	38	1,209	0.2	1,248	0.2	(39)	(3.1)
Inventories	995	31,860	5.9	34,818	6.2	(2,958)	(8.5)
Other Current Assets	142	4,560	0.8	10,483	1.9	(5,923)	(56.5)
Total Current Assets	4,312	138,125	25.4	177,449	31.4	(39,324)	(22.2)
Long-term Investments	1,739	55,701	10.2	38,052	6.7	17,650	46.4
Fixed Assets	20,219	647,615	119.1	577,883	102.1	69,732	12.1
Less: Accumulated Depreciation	(9,957)	(318,931)	(58.6)	(248,912)	(44.0)	(70,018)	28.1
Net Fixed Assets	10,262	328,684	60.4	328,971	58.1	(287)	(0.1)
Other Assets	666	21,342	3.9	21,448	3.8	(106)	(0.5)
Total Assets	16,979	543,853	100.0	565,920	100.0	(22,067)	(3.9)
LIABILITIES
Short-term Borrowing	61	1,950	0.4	0	0.0	1,950	－
Accounts Payable	2,788	89,291	16.4	82,921	14.7	6,370	7.7
Current Installments of Long-term Borrowings	1,311	42,005	7.7	39,441	7.0	2,564	6.5
Current Financial Liabilities	1	32	0.0	419	0.1	(388)	(92.5)
Accrued Expense & Other Current Liabilities	417	13,345	2.5	22,329	3.9	(8,984)	(40.2)
Machinery and Equipment Payable	607	19,429	3.6	13,705	2.4	5,724	41.8
Total Current Liabilities	5,184	166,053	30.5	158,817	28.1	7,236	4.6
Long-term Borrowings	3,026	96,917	17.8	70,850	12.5	26,068	36.8
Bonds Payable	297	9,500	1.7	18,659	3.3	(9,159)	(49.1)
Non Current Financial Liabilities	19	621	0.1	101	0.0	520	516.9
Other Long-term Liabilities	0	2	0.0	5	0.0	(3)	(57.9)
Total Long-term Liabilities	3,342	107,040	19.7	89,614	15.8	17,426	19.4
Total Liabilities	8,526	273,093	50.2	248,431	43.9	24,662	9.9
SHAREHOLDERS' EQUITY
Common Stock	2,756	88,270	16.2	85,055	15.0	3,215	3.8
Capital Collected In Advance	0	0	0.0	2	0.0	(2)	(100.0)
Capital Surplus	3,600	115,301	21.2	113,701	20.1	1,600	1.4
Retained Earnings	2,031	65,045	12.0	116,557	20.6	(51,512)	(44.2)
Cumulative Translation Adjustments	58	1,848	0.3	1,912	0.3	(64)	(3.4)
Unrealized Gain on Financial Products	10	335	0.1	262	0.0	74	28.1
Net loss not recognized as pension cost	(1)	(40)	0.0	0	0.0	(40)	－
Total Shareholders' Equity	8,453	270,760	49.8	317,489	56.1	(46,729)	(14.7)
Total Liabilities & Shareholders' Equity	16,979	543,853	100.0	565,920	100.0	(22,067)	(3.9)

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.03 per USD as of September 30, 2009

AU OPTRONICS CORP. UNCONSOLIDATED INCOME STATEMENT For the Three Months Ended September 30, 2009 and 2008 and June 30, 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2009		% of	3Q 2008	YoY	3Q 2009		% of	2Q 2009	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,378	108,200	100.0	103,827	4.2	3,378	108,200	100.0	81,446	32.8
Cost of Goods Sold	3,049	97,674	90.3	97,125	0.6	3,049	97,674	90.3	82,699	18.1
Gross Profit (Loss)	329	10,526	9.7	6,702	57.1	329	10,526	9.7	(1,252)	－
Operating Expenses
SG&A	85	2,737	2.5	3,540	(22.7)	85	2,737	2.5	3,155	(13.3)
R&D	51	1,623	1.5	1,260	28.8	51	1,623	1.5	1,518	6.9
	136	4,360	4.0	4,800	(9.2)	136	4,360	4.0	4,674	(6.7)
Operating Income (Loss)	192	6,165	5.7	1,902	224.2	192	6,165	5.7	(5,926)	－

Net Non-Operating Income (Expenses)	26	821	0.8	(642)	－	26	821	0.8	1,040	(21.0)

Income (Loss) before Income Tax	218	6,986	6.5	1,260	454.7	218	6,986	6.5	(4,886)	－

Income Tax Benefit (Expense)	10	312	0.3	(454)	－	10	312	0.3	(1,925)	－
Net Income (Loss)	228	7,299	6.7	806	805.9	228	7,299	6.7	(6,811)	－

Basic Earnings Per Share	0.03	0.84		0.09		0.03	0.84		(0.71)
Basic Earnings Per ADR(3)	0.26	8.38		0.92		0.26	8.38		(7.06)
Weighted-Average Shares Outstanding ('M)		8,787		8,760			8,787		8,766

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.03 per USD as of September 30, 2009
(3)1 ADR equals 10 common shares

	Nine Months 2009		Nine Months 2008
Cash Flow from Operating Activities:	USD	NTD	NTD
Net Income(Loss)	(620)	(19,843)	47,832
Depreciation & Amortization	1,813	58,056	53,109
Investment Gain under Equity Method	(118)	(3,773)	(1,712)
Changes in Working Capital	(645)	(20,645)	9,549
Changes in Others	(1)	(27)	3,474
Net Cash Provided by Operating Activities	430	13,768	112,251

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,251)	(40,069)	(58,240)
Proceeds from Disposal of Property, Plant and Equipment	7	218	337
Increase in Long-term Investments	(352)	(11,280)	(5,646)
Proceeds from Disposal of Long-term Investments and AFS Investments	42	1,345	299
Increase in Deferred Assets and Intangible Assets	(21)	(658)	(844)
Decrease(Increase) in Other Assets	3	93	(55)
Net Cash Used in Investing Activities	(1,572)	(50,351)	(64,150)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(55)	(1,750)	0
Decrease in Guarantee Deposits	0	0	(1)
Increase(Decrease) in Long-term Borrowings and Bonds Payable	340	10,883	(29,523)
Directors' and Supervisors' Remuneration and Employees' Compensation	(29)	(919)	(1,763)
Cash Dividends	(80)	(2,552)	(19,671)
Employee Stock Options Exercised	0	0	27
Net Cash Provided(Used) by Financing Activities	177	5,662	(50,931)

Effect of Exchange Rate Changes on Cash	2	72	(97)
Net Decrease in Cash and Cash Equivalents	(963)	(30,848)	(2,927)
Cash and Cash Equivalents at Beginning of Period	2,114	67,727	80,532
Cash and Cash Equivalents at End of Period	1,151	36,879	77,605

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.03 per USD as of September 30, 2009